WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

August 11, 2009

Via EDGAR
Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Filed February 13, 2009
File No. 333-157304

Dear Mr. Mancuso:

In response to your letter dated July 29, 2009 (the “July 29 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s Amendment No. 3 to the Registration Statement on Form S-1 filed July 16, 2009. Each response is keyed to the corresponding numbered paragraph in the July 29 Letter.

Along with this letter we are also filing via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-157304) (“Form S-1 Amendment No. 4”).  For the Staff’s convenience, we have also submitted a marked copy of the Form S-1 Amendment No. 4 to facilitate your review.

Prospectus

1.	Regarding the last bullet point of our prior comment 1, please tell us where you have included the disclosure required by Regulation S-K Item 505(a).

With respect to the disclosure required by Item 505(a), the disclosure has been supplemented on the prospectus cover and on page 21 to indicate that “the price of $1.00 is the last price at which the Company’s common stock was sold in the private placement ended July 14, 2009, completed pursuant to Section 3(b) and Rule 505 of Regulation D thereunder, as more fully described in the section entitled “Recent Sales of Unregistered Securities During the Past 3 Years” below.”

We have limited operating history, which may make it difficult…, page 3

2.
We note your revisions on page 1 extending your anticipated date when you would begin sales. Please add disclosure in this risk factor or in a separate risk factor, as appropriate, to explain the extent that your own disclosed predictions have not been accurate and the reasons for the variances. See Regulation S-K Item 10(b)(3)(ii).

August 11, 2009

The disclosure has been supplemented on page 3 in the risk factor captioned “We have a limited operating history, which may make it difficult for investors to predict future performance based on current operations” to address the changes in our sales timeframe referenced in the Staff's comment.

We will need additional capital to sustain our operations..., page 3

3.
We note your previous disclosure that you were attempting to raise $20 million. From your disclosure on page II-2, it appears that you raised less than $1 million. Please highlight in this risk factor or in a separate risk factor, as appropriate, the extent to which your capital raising efforts have not been successful or did not achieve your goals.

The termination of the private placement was based solely on the determination of the Board of Directors of the Company, as part of its continuing strategic review and guidance, that further funds were not immediately required and will not likely be required in the next six to twelve months.  The amount raised as compared to the maximum amount that the Company sought to raise, i.e., $20 million, is not an indication of success or failure of the Company’s fundraising efforts.  As part of its on-going review of the Company financial condition, including fundraising needs, the Board of Directors of the Company considered, among other factors, (1) the $833,000 in cash received from the recent exercise of stock options by certain option holders of the Company, (2) the Company’s then-current financial situation and cash flow projections, (3) the determination that the focus of the Company’s management team should be on product development and sales rather than fundraising, and (4) the dilution on existing shareholders if fundraising continued.  After considering such factors, the Board of Directors of the Company determined that,  it was not in the best interests of the shareholders of the Company to raise more than $741,000 in the private placement.

The disclosure on page 3 in the risk factors entitled “We have a limited operating history, which may make it difficult for investors to predict future performance based on current operations” and “We will need additional capital to sustain our operations and may seek further financing to accelerate our growth, which we may not be able to obtain on acceptable terms. If we are unable to raise additional capital, as needed, the future growth of our business and operations would be severely limited” has been supplemented to indicate the amount raised in the recently completed private placement and the rationale behind the Board’s determination to terminate the offering.

Our agreement with an early stage company for the order… page 4

4.
Please highlight in this risk factor the date that the contract originally required delivery of the prototype. Also, if you are in breach of the contract, please highlight this fact in the caption of the risk factor or a separate risk factor, as appropriate, and address in the text of the risk factor any material liabilities that result.

The disclosure has been supplemented on page 3 in the risk factor captioned “Our agreement with an early stage company for the order of some of our initial turbines contains uncertainty regarding the term and pricing and an exclusivity provision which could have an adverse effect on our growth and development” to indicate that the original delivery date was to be May 30, 2009, and to indicate that the failure to deliver the prototype could be deemed a breach of the agreement and address potential resulting liability.

August 11, 2009

The expiration or cancellation of federal tax benefits..., page 4

5.
We note the statement in the American Wind Energy Association Small Wind Turbine Global Market Study for the Year Ending 2008 that "a small handful of states have chosen to reduce their incentive levels..." Please ensure that your disclosure regarding incentives is balanced and that your risk factor highlights material adverse developments.

The Company has supplemented the risk factor on page 4 entitled “The expiration or cancellation of federal tax benefits and state regulatory benefits for renewable energy generation would adversely affect our development” to reflect the American Wind Energy Association's statement regarding the recent increases and decreases in incentive programs at the state level.

There is currently no public market for our shares..., page 5

6.
Please clarify what you mean when you say that a broker-dealer has filed a form to permit your stock to be quoted but you cannot be sure that the effort will be successful. Do you mean that the filing could be rejected? Why?

The filing of a Form 211 with the Financial Industry Regulatory Authority (FINRA) is completed by a registered broker-dealer on the Company’s behalf.  The filing of the Form 211 does not provide a guarantee, by itself, that the Company’s stock will be quoted on the OTCBB.  Each of the third party broker-dealer and the Company must meet and comply with certain requirements as contained in FINRA Rules 6500, et seq.  As such, the Company believes that it is appropriate to disclose, in the interests of full and fair disclosure to its shareholders, that the filing of the Form 211 does not guarantee that the Company’s common stock will be listed on the OTCBB.  The disclosure on page 5 in the risk factor captioned “There is currently no public market for our shares, and if an active market does not develop, investors may have difficulty selling their shares” has been supplemented to clarify this position.

Security Ownership of Certain Beneficial Owners and Management, page 19

7.	Please ask Mr. Brock to tell us when he filed a report per Section 16 of the Exchange Act reflecting the change you made to this section.

The change in Mr. Brock’s beneficial ownership reported in the table on page 19 resulted from (i) a gift of 200,000 shares to his son Jesse Brock, (ii) gifts of 50,000 shares to each of his relatives Bernard Brock, Donna Brock, Rose Brock and Diane Brock and (iii) a gift of 20,000 shares to his relative Gary Better. None of these relatives reside in the same household as Mr. Brock. Further, each of these relatives holds beneficial ownership of the gifted shares independent of Mr. Brock. Each such gift occurred on July 9, 2009.

As bona fide gifts, those transactions are required to be reported following the end of the year on a Form 5. See Rule 16a-3(f)(1)(i) and Rule 16b-5. Nonetheless, Mr. Brock voluntarily filed a Form 4 on August 10, 2009, to report these transactions.

August 11, 2009

Selling Stockholders, page 21

8.
We reissue prior comment 11 in part. It remains unclear why you hired multiple consultants to perform identical tasks at the same time. We also note your response that the consultants had no experience in your industry and that no mention of consultants or consulting services was mentioned in the original opinion agreement now filed as exhibit 10.21. If the options were in substance part of your efforts to create a market for your securities, this transaction should be registered as a primary offering as noted in comment 24 of our April 8, 2009 letter to you. Please advise.

In July 2008, the Company retained the consultants to assist in its general development and business structure to put the Company in the position to begin to commercialize its technology.  The consultants were not retained to promote a market in the Company's securities, and have not performed any services in connection with promoting a market in the Company’s securities.  Indeed, registration rights on the shares were not included in the original option agreements, but only later added with the second set of options in November 2008 after the Company had started to prepare to file a Form 10 with the Securities and Exchange Commission.  Instead, the Company granted the consultants stock options as an incentive to assist the Company with business advice and strategy, since the Company did not believe that it had the resources to hire outside consultants for cash.

At the time of retaining the consultants in July 2008, the Company had been in existence for seven years without moving very close to production.  In addition, the Company’s patent was granted in 2003 and Mr. Brock was concerned that the useful life of the patent continued to run without the Company creating any saleable products under such patent.  By July 2008, the Company had received a patent and had produced an untested, first-generation prototype, but the Company had not been able to develop a saleable product.  Mr. Brock realized that he needed assistance from people with experience in start-up companies to convert the Company from a research and development company to one that was ready to initiate revenue-generating production.  Mr. Brock believed that the Company needed assistance from outside personnel to do so.  Indeed, at the time the Company only had two employees, and one regular outside consultant, John Schwartz.

The consultants each had experience in forming and successfully operating their own start-up businesses.  Although they did not have experience with wind energy specifically, Mr. Brock was satisfied that his strength lied in his knowledge of the wind industry and therefore knowledge in the wind industry was not a prerequisite for the consultants.  Peter Kolokouris is a real estate developer whose current project includes the development of more than eighty (80) Energy Star certified homes in Western New York.  Michael Hughes is an attorney and co-owner and operator of several franchised restaurants in Northern Pennsylvania.  Previously, he was general counsel to Document Security Systems, Inc. and has provided legal and consulting services to many start-up companies.  Charles LaLoggia is president and owner of LaLoggia Stables, Inc., a thoroughbred horse racing and breeding company.  The consultants would also provide additional sources of general business advice, which the Company needed at that relatively early stage in its development.  Furthermore, two of the consultants, and the spouse of the other consultant, were shareholders of the Company, which provided them with a stake in the success of the business.  The Company believed that these factors made the consultants a good fit to help the Company reach its goal developing a saleable product and put the Company in position to produce and sell its products.

August 11, 2009

Not Feasible to State Terms of Consulting Arrangements in Initial Option Agreement.

As an early-state development company, the Company did certain things very informally, and the consulting services were not described in the initial version of the option agreement.  At the time of the engagement of the consultants, it was not possible to delineate which consultants would perform which task for the Company, or even what all of the specific tasks were, because a major initial task for the consultants was helping the Company determine what, from a business perspective, actually needed to be done for the Company to progress towards being ready to produce its products.  The three consultants acted independently on their tasks, but also coordinated their activities with each other and Mr. Brock, to address the areas that the Company determined needed attention – much like a company that engages a consulting firm that could have dozens or hundreds of consultants providing overlapping services.  Because of the early stage of development of the Company, the nature of the consultants' roles evolved over time.  Accordingly, the tasks of the consultants were not specified in the option agreements.

It was Mr. Brock’s goal that the consultants assist the Company in becoming ready to sell its products.  Mr. Brock believed, without the advice of counsel and against the opinion of the consultants, that if the Company were publicly traded, that the Company must have reached this goal.  Accordingly, the Company insisted that the options only vest upon the Company becoming publicly traded.  After consulting with counsel, Mr. Brock understood that becoming publicly traded was not the correct metric to determine if the consultants had succeeded in assisting the Company in becoming ready to produce its products, and therefore the parties amended and restated the option agreements to remove this vesting provision and to add other customary terms and conditions to the option agreements.

Although the tasks of the consultants were not allocated or specified in the option agreements, they did, in fact, perform different tasks, related to their own expertise and otherwise after a more detailed and clearer picture emerged as to what was needed for the Company to progress towards being ready to produce its products.

Description of Consultant Services

Beginning in July 2008 through the current date, the consultants have regularly met with Mr. Brock and other employees of the Company to develop and implement a strategy to bring the Company to a point to be ready to begin production and sale.  This strategy included, without limitation:

-	improving the technology for more efficient operation;
-	considering changes to the prototype for aesthetic reasons;
-	creating a management infrastructure to operate the Company; and
-	focusing business strategy solely on wind energy power generation, instead of including potential hydro and automotive uses.

For purposes of this response only, the services of the consultants have been divided to three different time periods:  (1) July 2008 through September 2008, when the Company’s first-generation prototype in Potsdam, New York, was installed, reviewed and improved; (2) October 2008 through March 2009, when the Company implemented many design improvements to its first-generation prototype and designed and built its second-generation prototype and production models; and (3) April 2009 to the present, when the Company installed, analyzed and improved its second-generation prototype in Perry, New York.  It is important to note, however, that the provision of many of the consulting services described below often crossed over the time categories delineated below, e.g., improving the technology and building management infrastructure has been on-going from July 2008 to the current date.  Additionally, the description of the services in this response is not a comprehensive list of the services provided by the consultants because the consultants did not keep a detailed log of all of the services that they provided to the Company.

August 11, 2009

From July 2008 through the current date, the consultants met as a group regularly – typically one to three times per week in person and telephonically virtually every day, including weekends – to discuss the Company, tasks then being undertaken by each of the consultants, prioritization of then-current and future tasks to be addressed by the consultants and potential areas of the Company’s business that may require the attention of the consultants in the future.  Each of the consultants typically provided significant advice and assistance to the other consultants in such other consultant’s area of responsibility.  For example, while Mr. Kolokouris has provided general engineering consulting services to the Company and has spent more time on-site analyzing the results of the first- and second-generation prototypes than the other consultants.  Each of Messrs. Hughes and LaLoggia has also spent significant time on-site in Perry, New York and has provided general engineering-related advice and services.

July 2008 through September 2008 – Peter Kolokouris

After identifying the initial needs of the Company with Mr. Brock and the other consultants in July 2008, Peter Kolokouris' consulting services to the Company focused primarily on general engineering, data acquisition and manufacturing matters.  As part of the Company's strategy to bring the product to a point that it is ready to begin production and sale, Mr. Kolokouris worked with the Company to analyze the then-current status of the technology and suggest ways to accelerate the process to get to the point of mass production and sale.  In furtherance of these tasks, from July 2008 through September 2008, Mr. Kolokouris met with Mr. Brock approximately three to five times per week and visited the Company’s testing site in Potsdam, New York approximately six to eight times.  The test site in Potsdam, New York is approximately a four-hour drive from Mr. Kolokouris’ residence, and each of Mr. Kolokouris’ trips to the testing site typically took 14 to 18 hours, including travel time and time spent on-site working on the technology.  Mr. Kolokouris reviewed the performance of the Company’s two first-generation prototypes in various weather and wind conditions, reviewed prior testing data and met with other people assisting with the testing.

Based on his analysis of the prototypes, Mr. Kolokouris worked with Mr. Brock on ways to advance the testing process.  Between July 2008 and September 2008, Mr. Kolokouris provided the Company with several suggestions to this end, including but not limited to:  (1) convert all drawings of the prototype from being hand-drawn to being on CAD software to facilitate changes in the design of the turbine; (2) install an electrical disconnect on the prototype; (3) include a means to lock the pivot or impeller on the prototype; (4) move the center of drag away from the pivot in order to prevent the turbine from continually rotating to attempt to find its optimal position; (5) increase the size of all fins; (6) move the fins forward relative to the pivot; (6) analyze whether the fins probably will be necessary once the pivot is properly located; (7) provide an adjustment setting to pivot so that it can be moved forward or backward; (8) install better instrumentation to analyze operating parameters related to factors such as wind speed, wind flow and revolutions of the blade per minute; (10) install hardware, such as lift rings, to accommodate easier transportation and installation of the turbine; and (11) obtain additional testing equipment to thoroughly understand performance of the turbine.

August 11, 2009

In addition, Mr. Kolokouris assisted Mr. Brock in improving his communications with testing site personnel regarding testing data and allocating workload between the Company and testing site personnel.

Between July 2008 and September 2008, Mr. Kolokouris had approximately 40 meetings with Mr. Brock, some of which were attended by one or both of the other consultants.

July 2008 through September 2008 – Michael Hughes

Starting in July 2008, and through the date of this letter, Michael Hughes has coordinated the prioritization and allocation of workload among the consultants and acted as the primary, but not sole, interface between the consultants and the Company.

Mr. Hughes has worked with the Company to develop and maintain a business plan, and has advised the Company to focus on developing its technology solely for wind energy applications instead of other possible applications in the hydro and automotive industries.

Mr. Hughes has also worked with the Company to help refine its presentations to potential suppliers, customers and government grant sources.  This included advising the Company in connection with prototype plan drawing presentations and presentation organization.  Mr. Hughes has further worked with the Company in developing its management structure for its then-current status and for its pending growth phases.

Between July 2008 and September 2008, Mr. Hughes had approximately 20 meetings with Mr. Brock, some of which were attended by one or both of the other consultants.

July 2008 through September 2008 – Charles LaLoggia

From July 2008 through September 2008, Mr. LaLoggia reviewed the marketing efforts of the Company in order to assist in the development of a revised marketing strategy.  In connection with this task, Mr. LaLoggia, among other things: (1) performed a detailed analysis of the salability of the Company’s then-current products; (2) compiled a projected timeline of when the next-generation turbine would become operational; and (3) researched products offered by potential competitors of WindTamer and the marketing strategies employed by such competitors.  Mr. LaLoggia advised the Company that continuing marketing activities prior to the availability of a production-ready turbine would be time-consuming, expensive and potentially counterproductive.  Accordingly, the Company ceased all marketing activities, and marketing activities have not resumed as of the current date because the Company has not yet finalized its production-ready turbine.

Mr. LaLoggia also performed an evaluation of the Company’s public relations strategy.  Mr. LaLoggia advised the Company that continuing public relations activities prior to the availability of a production-ready turbine would be time-consuming, expensive and potentially counterproductive.  Accordingly, the Company ceased all public relations activities, and public relations activities have not resumed as of the current date because the Company has not yet finalized its production-ready turbine.

Mr. LaLoggia advised the Company’s management to focus its efforts on product development and preparing for production, and to revisit marketing and public relations when the Company was ready to produce its production-ready product.

August 11, 2009

In September 2008, the Company’s management decided to proceed with the filing of a Form 10 with the Securities and Exchange Commission with the intention of ultimately having its common stock become publicly traded.  In September 2008, Mr. LaLoggia introduced the Company to Tom Parigian, an investment banker, who in turn introduced the Company to Ian Kass, now of Lighthouse Financial Group, LLC (“Lighthouse Financial”).  Mr. Kass filed Form 211 with FINRA and his firm, Lighthouse Financial, is expected to act as a market maker for the Company’s common stock.  Neither the Company nor any of its affiliates has paid to, or received from, any of Messrs. Parigian or Kass or Lighthouse Financial, cash or any other consideration.  Neither Mr. LaLoggia, nor any of the other consultants has paid to, or received from Messrs. Parigian or Kass or Lighthouse Financial, any cash or other consideration.

Between July 2008 and September 2008, Mr. LaLoggia had approximately 15 meetings with Mr. Brock, some of which were attended by one or both of the other consultants.

From July 2008 through September 2008, Messrs. Hughes and LaLoggia interviewed representatives of multiple law firms, accounting firms and independent auditing firms in the Rochester, New York area for the Company to potentially engage.  Messrs. Hughes and LaLoggia then advised the Company in connection with engaging such firms.

October 2008 through March 2009 – Peter Kolokouris

In October 2008 through March 2009, Mr. Kolokouris worked extensively with Mr. Brock, and to a lesser extent Mr. Hughes, to implement suggestions relating to development of the manufacturing process, utilization of particular materials for component parts, wind turbine data acquisition, development of the electrical system and foundation for the turbine system and other areas that Mr. Kolokouris suggested to the Company as described above in “July 2008 through September 2008 – Peter Kolokouris,” as well as suggestions by others.

From October 2008 through March 2009, Mr. Kolokouris had approximately 50 meetings with Mr. Brock, some of which were attended by one or both of the other consultants.

October 2008 through March 2009 – Michael Hughes

In October 2008 through March 2009, Mr. Hughes assisted Mr. Kolokouris to implement suggestions relating to development of the manufacturing process, utilization of particular materials for component parts, wind turbine data acquisition, development of the electrical system and foundation for the turbine system and other areas that Mr. Kolokouris suggested to the Company as described above in “July 2008 through September 2008 – Peter Kolokouris” as well as suggestions by others.

In addition, Mr. Hughes continued to advise the Company on management structure and assisted the Company on the recruitment of qualified employees and consultants.

Mr. Hughes, together with Mr. LaLoggia, assisted the Company in identifying competitors, both domestically and internationally, and assisted the Company in the evaluation of such competitors’ product offerings, including the price, performance and other relevant factors of such offerings.  The Company’s competitors included, without limitation, Bergey WindPower Co., Southwest Energy, Mariah Power and FloDesign Wind Turbine in the small wind turbine marketplace and General Electric, Vestas, Gamesa, Enercon and Siemens in the large wind turbine marketplace.

August 11, 2009

From October 2008 through March 2009, Mr. Hughes had approximately 24 meetings with Mr. Brock, some of which were attended by one or both of the other consultants.

October 2008 through March 2009 – Charles LaLoggia

In approximately January 2009, Mr. LaLoggia introduced the Company to Robert Frick.  Mr. Frick has extensive business contacts in the alternative energy industry.  With the assistance of contacts provided to the Company by Mr. Frick, the Company became members of the AWEA, the American Wind Energy Association.  Neither the Company, nor Mr. LaLoggia or the other consultants have remunerated Mr. Frick with cash or any other consideration.

In approximately March 2009, Mr. LaLoggia assisted the Company in its redesign of its website.

From October 2008 through March 2009, Mr. LaLoggia had approximately 18 meetings with Mr. Brock, some of which were attended by one or both of the other consultants.

April 2009 to the Present – Peter Kolokouris

From April 2009 through the current date, Mr. Kolokouris has focused his efforts on setting up and analyzing results from the second-generation prototype installed in Perry, New York and related product development tasks.  Mr. Kolokouris has worked closely with Messrs. Brock, Hughes and other consultants assisting the Company on such matters.  Mr. Kolokouris has spent significant time on-site at the Perry, New York testing location, often times seven days per week for two to six hours per day in order to see the performance of the turbine in various weather and wind conditions.  During this time period, Mr. Kolokouris has averaged approximately five to six visits per week to the testing site.  The testing site in Perry, New York, is approximately 40 minutes from Mr. Kolokouris’ house.

Mr. Kolokouris has provided substantial assistance in engineering the equipment contained at the Company’s Perry, New York testing site.  Specifically, Mr. Kolokouris assisted in determining the proper equipment that should be used in testing the turbine and recording the data indicating the energy produced by the turbine and other applicable data such as weather conditions.  The Company notes that the undertaking to install and optimize the appropriate equipment for the testing site was, and is, very difficult because the Company’s turbines are based on a new technology that does not operate in substantially similar ways as other wind turbines currently available in the market, and therefore equipment such as generators, inverters, voltage boosters and data loggers often do not work as expected with the technology.

Additionally, Mr. Kolokouris has spent significant time analyzing and determining the proper equipment to be used with the turbine to optimize the energy produced by the turbine, including generators, inverters and voltage boosters.  As was the case with testing and recording equipment, selecting and optimizing this equipment properly was, and is, difficult because the Company’s turbines are based on a new technology that does not operate in substantially similar ways as other wind turbines currently available in the market.  The analysis of which equipment to use with the turbine to maximize its performance is on-going as of the date of this letter.

August 11, 2009

Mr. Kolokouris also assisted the Company in analyzing and selecting the testing locations to install second-generation prototypes.

In addition, Mr. Kolokouris has assisted John Schwartz, Chief Operating Officer of the Company, in assembling third-party suppliers, vendors and production facilities to prepare for production of the Company’s products.

From April 2009 to August 2009, Mr. Kolokouris had approximately 60 meetings with Mr. Brock, including meetings at the testing site, some of which were attended by one or both of the other consultants.

April 2009 to Present – Michael Hughes

From April 2009 through the current date, Mr. Hughes has spent significant amounts of time assisting Mr. Kolokouris perform his consulting services as described above.  Mr. Hughes met with Mr. Kolokouris throughout the period, typically three to five times per week, and talked to him telephonically virtually every day in the period regarding the engineering and production of the turbines.  Mr. Hughes also visited the testing site in Perry, New York to assist Mr. Kolokouris approximately two to three times per week during this period.

Mr. Hughes, as indicated below, also worked with Mr. LaLoggia on the matters referred to below in “April 2009 – August 2009 – Charles LaLoggia.”

Mr. Hughes and Kolokouris also worked with outside consultants previously retained by the Company to encourage them to be more involved with the Company and its testing.   At least two of these part-time consultants, Lane Young, an electrician, and Robert Susz, an engineer, have made valuable contributions to the Company since the consultants began working with Messrs. Young and Susz.

From April 2009 to August 2009, Mr. Hughes had approximately 35 meetings with Mr. Brock, including meetings at the testing site, some of which were attended by one or both of the other consultants.

April 2009 to the Present – Charles LaLoggia

Mr. Hughes, together with Mr. LaLoggia, performed an analysis of determining the proper size of the turbines that the Company should offer its potential customers in the different markets that the Company is considering entering.  For example, for the turbine currently installed at the Perry, New York test site has an opening in the front of the turbine (i.e., where the blades are located) of 80 inches.  A larger opening, such as 96 inches, would result in the ability to install larger blades and therefore the turbine would be able to produce more energy.  The trade-off to producing more energy is that the machine is larger, which may be aesthetically less pleasing to the end user, and would likely be more expensive to produce. As part of this analysis, the consultants worked with the Company on its pricing model to determine likely returns on investment of end users of the product based on projected energy production of the different sizes of the turbines in different weather conditions.

August 11, 2009

In addition, Mr. Hughes, together with Mr. LaLoggia, performed an analysis of which markets would likely be the best markets for the Company to initially sell its products.  In performing such analysis, Messrs. Hughes and LaLoggia researched the residential, light commercial, commercial and wind farm markets, as well as multiple sub-markets in each market segment (i.e., government, schools, big box stores, etc. in the commercial market).

Messrs. LaLoggia and Hughes also provided the Company with detailed information on incentives from states to attract renewable energy companies, including New Mexico, Iowa and Pennsylvania, as well as economic development contacts in those states.

Messrs. LaLoggia and Hughes also worked with management to review its short-term and long-term real estate requirements.  The consultants recommended that the Company halt its strategy of seeking to acquire real estate for, among other things, warehousing, office space and manufacturing until the Company was closer to need the space.

From April 2009 to August 2009, Mr. LaLoggia had approximately 25 meetings with Mr. Brock, including meetings at the testing site, some of which were attended by one or both of the other consultants.

As the result of the contributions of the consultants, the Company believes that it has made significant strides in product development and business infrastructure and is ready to become a revenue generating company.

9.
Your response to prior comment 12 does not address the concern raised by that comment. If you have not yet received the consideration for the securities you issued, it is unclear why it is appropriate consider the private placement complete. It continues to appear from your disclosures that the consultants have not yet provided you all of the consulting services for which you issued the securities. Therefore, we reissue the comment.

In order to address this issue, it is first necessary to establish the appropriate law to be applied.  Federal courts have held that state contract law governs the resolution of specific contract law issues, even in the context of broader Securities Act claims. AES Corp. v. Dow Chem. Co., 325 F.3d 174 (3d Cir. 2003) (“The terms of any agreement between the parties may be among these relevant circumstances and, if there is a material dispute about what the parties agreed to, reliance on state contract law may be appropriate to resolve that dispute”).  See also Brophy v. Ament, 2008 U.S. Dist. LEXIS 108896 (Dist. NM 2008) (“state contract law governs” the issue of validity of an agreement to arbitrate securities law claims); Xiegler v. Whale Sec. Co., L.P., 786 F. Supp. 739 (ND Ind. 1992) (in suit involving Securities Act claims, “[i]n order to determine whether a valid arbitration agreement exists, the court must turn to state contract law”).  Further, “it is the general rule that the validity and construction of stock options granted by a corporation as to its own stock are governed by the law of the state of incorporation”.  See Fenoglio v. Augat Inc., 254 F3d 368 (CA1 2001); Fredericks v. Georgia-Pacific Corp., 331 F. Supp 422 (ED Pa); Telxon Corp. v. Bogomolny, 792 A2d 964 (Del. Ch. 2001); see also 19 Fletcher Corp Law Adviser 8:5 (2001).  Pursuant to Section 14 of the option agreements, the agreements are governed by New York law.  The Company is also a New York corporation.  Therefore, it is appropriate to look to New York law to determine when the sale was completed.

August 11, 2009

The Company issued the original stock options to the consultants in private placement transactions in July 2008 and November 2008.  The board of directors of the Company determined that the consideration for the issuance of the stock options in July 2008 was the expectation that the consultants would perform services, and the consideration for the stock options issued in November 2008 was both the past services provided and the expectation of the provision of further services.  In each case, the motivation to increase the value of the shares underlying such stock options was relied upon by the Company in its expectation that services would be provided.

Under New York law, the mere expectation of the provision of future services is adequate consideration for the issuance of stock options.  In Pinnacle Consultants v. Leucadia National Corp., the Court of Appeals for the Second Circuit expressly recognized that “there were no express conditions on the face of the warrants [at issue] that required continued service.” 101 F3d 900, 905 (Ct. App. 1996); citing Amdur v. Meyer, 15 A.D.2d 425 (App. Div. 3d Dep't 1962), appeal dismissed, 198 N.E.2d 30 (1964).  However, the court went on to hold that, “Under New York law, a stock option plan is tested against the requirement that it contain conditions, or that surrounding circumstances are such, that the corporation may reasonably expect to receive the contemplated benefit from the grant of the options.”  In Pinnacle, the court noted that the warrants at issue “were structured to provide economic incentives to continue in the corporation’s service and to serve the corporation well,” and as such adequate consideration existed in the expectation of the future benefit.  Id at 906.  In fact, pursuant to Section 505(h) of the New York Business Corporation Law, “In the absence of fraud in the transaction, the judgment of the board shall be conclusive as to the adequacy of the consideration, tangible or intangible, received or to be received by the corporation for the issue of rights or options for the purchase from the corporation of its shares.”

In this instance, the board of directors of the Company issued stock options to the consultants with the expectation that they would provide future services to the Company.  This expectation was reasonable at the time the stock options were issued, and has in fact been confirmed during the intervening period as services have actually been provided as detailed in response #8 above.  Pursuant to New York law, full and adequate consideration was provided for the stock options immediately upon their issuance through this expectation of future benefit.  Therefore, pursuant to New York law, which governs in this instance, the “sale” of the stock options was completed at that time.

This position is reinforced by the accounting treatment of these stock options.  FASB codification ASC 505-50-25-7 from EITF 00-18, provides the basic rule for determining the “measurement date” of stock options, which is the date when the options are considered earned by the recipient and used for purposes of valuing the stock options.  In relevant part, it provides, “If fully vested, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. A grantor shall recognize the equity instruments when they are issued (in most cases, when the agreement is entered into).”  The stock options issued by the Company to the consultants were fully vested and nonforfeitable, and no specific performance was required by the consultants to retain the stock options.  As such, the accounting rules recognize that the stock options were earned, and therefore valued for accounting purposes, on the date of issuance.  This accounting treatment is consistent with the fact that the sale of the stock options was completed on the date of their issuance.

August 11, 2009

The Staff also expressed an interest with respect to the ongoing accounting for the services being rendered by the consultants.  The consideration for these services was, and remains, only the stock options.  As discussed above, accounting rules dictate that the “measurement date,” or the date that the stock options were earned and assigned their value, is the date of issuance in this case.  The second part of the analysis for the Company was the determination of when to expense that value.  In other words, should all of the value earned on the “measurement date” be recognized as an expense immediately, or should that value be accrued as a pre-paid asset and recognized as an expense over some period of time.  In this case, the vagueness of the stock option agreements with respect to time and specific services made it difficult to allocate the value and determine a period for recognition.  Therefore, the Company determined that the most appropriate method of recognizing the expense was to record all of the value of the stock options immediately upon issuance as well.

10.
Regarding your disclosure in footnote 13, please reconcile your disclosure as to the number of shares underlying the options granted to Mr. LaLoggia in July 2008 with your disclosure in the last paragraph on page 20.

The disclosure has been supplemented at page 20 under "Certain Relationships and Related Transactions" and in footnote 13 to the table under "Selling Stockholders" to reflect the number of shares underlying the options granted to Mr. LaLoggia in July 2008, and reference the footnote which includes the remainder of the shares underlying the options originally granted to Mr. LaLoggia in July 2008 and assigned to Ms. Wayenberg.

Recent Sales of Unregistered Securities. page II-2

11.
Please note that that the last sentence of prior comment 16 addressed the integration of your offering that ended in July 2008 and your offering that began in January 2009. However, your response to that sentence, which refers to your response to comment 13, appears to address the integration of the private placement with the option offerings. Your response 75 in your March 30, 2009 letter indicates that your integration analysis regarding the offering that ended in July 2008 and your offering that began in January 2009 is based on there being no offers or sales of securities of the same or similar class during the six month period mentioned in Rule 502(a); however, from your current disclosure and the definition of equity security in Rule 405, it appears that you did conduct such sales. We urge you to consider these issues when you analyze the availability of exemptions for current and future security offerings.

The Company will continue to consider these issues when analyzing the availability of exemptions for its current and future security offerings.

August 11, 2009

Additional Disclosure

In its previous letter dated April 8, 2009, comment #8, the Staff asked that the Company provide information “about all relationships between [the Company] or [its] affiliates and the other party to that contract and its affiliates” with respect to the March 2009 agreement with Alternative Wind Resources, LLC (“AWR”).  The Company previously answered “Prior to entering to this agreement, there were no relationships between the company or its affiliates and Alternative Wind Resources, LLC, and its affiliates.”

In preparing the Company’s Form 10-Q for the second quarter 2009, a one-page Memorandum of Understanding dated February 25, 2009, between Gerald Brock (chief executive officer of the Company), John Schwartz (then a consultant to and now chief operating officer of the Company), George Cary and Mario Pirrello (each one-half owners of AWR) was disclosed to the Company’s Board of Directors, auditors and counsel.  The recitals to the memorandum indicate that Mr. Brock and Mr. Schwartz desire to become equal members in AWR with Mr. Cary and Mr. Pirrello.  The terms of the memorandum also provide that (1) Mr. Brock and Mr. Schwartz were to assist AWR in entering into an exclusive agreement with the Company, (2) Mr. Cary and Mr. Pirrello would enter into employment agreements with AWR, and (3) Mr. Cary and Mr. Pirrello will enter into a Non-Disclosure and Non-Compete Agreement with AWR and the Company.  It is the position of the parties to the memorandum and the Company that the memorandum was a non-binding document.  Further, the Company was not a party to the memorandum.  At the request of the Company, and in connection with its disclosure controls and procedures, the parties to this memorandum have each executed an acknowledgement indicating that neither Mr. Brock nor Mr. Schwartz has acquired, held or has the right to acquire, any interest in AWR.

In light of the Staff’s comment #8 from its April 8, 2009 letter, the Company is providing this further disclosure as this memorandum involves a relationship between affiliates of the Company and affiliates of AWR.  However, as the Company is not a party to the memorandum, it is not a material agreement required to be disclosed as an exhibit to the Registration Statement on Form S-1.

*  *  *

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer